Mail Stop 6010

July 9, 2008

Branislav Vajdic
President and Chief Executive Officer
NewCardio, Inc.
2350 Mission College Boulevard, Suite 1175
Santa Clara, CA 95054

> **Re:** **NewCardio, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 3**
> **Filed June 23, 2008**
> **File No. 333-149166**

Dear Dr. Vajdic:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   We note your response to prior comment 2 that you have sufficient capital resources for operations into the first half of 2009 even if the warrants are not exercised; however, the last sentence of the third paragraph of your disclosure

under "Our Business" on page 1 indicates that you may not have sufficient funds to support current operations if the warrants are not excised. Please reconcile.

Risk Factors, page 3

Our Common Stock…, page 7

2.	Please tell us the basis for your statement that your reporting obligations will be suspended if your securities are "registered pursuant to section 12," given the requirements of section 13(a) of the 1934 Act.

There are certain anti-takeover provisions, page 9

3.	We note your statement in the last sentence that there are no other anti-takeover provisions. Please tell us how the provision in your preferred stock mentioned on page 20 requiring redemption in the event of a change in control does not have an anti-takeover effect.

The December 27, 2007 Private Placement, page 12

4.	We reissue comment 9, in part. Please disclose how your calculations regarding the conversion discount would change if you had used the price at which your shares first traded.

5.	Regarding the footnote added in response to prior comment 9, it is unclear (1) how the conversion price of debt, presumably established at the time the debt was issued, establishes the market price at the time of conversion, and (2) how the additional consideration, like that mentioned on page F-39, paid at the time of conversion affected your analysis of the "market price" at the time of conversion. Please revise for clarity.

6.	Refer to prior comment 11. We noted your response to our comment but we still have further concerns. Explain to us why debt acquisition costs of $958,000 and the net cash proceeds of $7,242,000 herein do not correspond to those on the cash flow statements on page F-8. Also in this regard, based on your presentation on the cash flow statement, it appears that you have expensed the issuance costs of your preferred stock. If that is the case, then please explain to us how you considered the guidance at SAB Topic 5A.

7.	We note your added disclosure regarding the lock-up agreement. Please revise so that the disclosure is appropriate for your prospectus. For example, currently the disclosure repeatedly refers to "the undersigned" as if it were copied from a contract. In your revised disclosure, clarify who signed the agreement and the number of securities subject to the lock-up.

8.   Please reconcile your disclosure regarding the August 31, 2008 deadline for effectiveness of the registration statement with the definition of "Effectiveness Date" in section 1 of your Registration Rights agreement entered into on December 27, 2007 and the subsequent amendment on February 6, 2008.

Description of Securities, page 20

9.   You disclose in the first paragraph, in response to comment 14, that you have 27,267,233 shares reserved for outstanding stock options and warrants, of which 3,758,730 of those are reserved for grants under the 2004 Equity Incentive Plan. Since those grants have not been made, please clarify how the stock can be considered "outstanding."

10.   Please reconcile the information in your response to prior comment 14 with the disclosure in Part II "Recent Sales of Unregistered Securities" in your registration statement.

11.   Please tell us the basis for your conclusions in footnote 1 of response 34, including how it is consistent with Rule 144(d)(3)(ii). If you expect that the warrants will be exercised on a cashless basis, please revise your liquidity disclosure regarding your receipt of cash proceeds from the exercise.

Description of Business, page 22

Cardiac Safety Market…, page 23

12.   We note your response to comment 15; however, footnote 41 of Release 33-7856 (April 28, 2000) imposes filing obligations on hyperlinked information, even if the hyperlink is intended to be an inactive uniform resource locator. We therefore reissue comment 15.

Product Development Plan, page 26

13.   Please update your disclosure throughout your prospectus. For example, we note your reference in this section to goals before the summer of 2008. If your timetable has changed, please disclose the reasons for the change.

14.   We note your added disclosure that your statements regarding 510(k) clearance are "based on discussions with [your] advisors." Please name the advisors and file their consent.

Management's Discussion and Analysis, page 35

Overview, page 35

15.   Refer to your statement that you "have no permission to publicly disclose the
        results" of your research. Please note that this does not change your disclosure
        obligations under the federal securities laws. If there is a material risk that your
        disclosure obligations may cause you to violate your confidentiality agreement,
        please disclose as a risk factor the liability that may result from this disclosure.

Comparison of Results of Operations…, page 36

16.   We note your added disclosure in response to comment 19. In the last sentence
        on page 36, please specify what you mean by "changing facts and circumstances."

Management and Certain Security Holders, page 42

Directors and Executive Officers, page 42

17.   We note your response to prior comment 21; however, from your disclosure, it is
        unclear whether the experience you disclose occurred in the past five years.
        Please revise your disclosure so it is clear what your director's experience has
        been during the last five years.

Certain Relationships and Related Transactions, page 50

18.   We note your response to prior comment 22 that you will pay the amount due
        when you have sufficient resources; however, it remains unclear when you will
        pay the amount due. From your response to prior comment 2, it is unclear why
        you do not have sufficient resources. It is also unclear whether you must pay
        interest or penalties on the unpaid balance. Please revise your disclosure
        accordingly.

19.   We note your response to prior comment 24. Please describe in this section the
        material terms of the related-party consulting agreements mentioned in Note 11 to
        your audited financial statements. Include the termination date of the agreements
        and the remaining material obligations of the parties.

20.   Please tell us the basis for your deletion of the transaction with E4, LLC, given
        that E4 appears to be a related party. Refer to section 1(b) of the Instructions to
        Item 404(a) of Regulation S-K. We also reissue comments 25 and 26.

21.   Please expand your response to prior comment 27 to reflect the one percent reporting threshold in Regulation S-K Item 404(d)(1) and the time periods in instruction 2 to Item 404(d).

22.   We reissue comment 28, in part. Please disclose the nature and reasons for the amendment to the June 2007 agreement with Mr. Londoner as well as the subsequent amendment releasing the shares from the repurchase right. In addition, please tell us which provision of the agreement and amendment released you from your commitment to issue 30% of your equity to Mr. Londoner.

23.   We reissue prior comment 30. Please tell us where in this section of your prospectus you have disclosed the payment to a related party for "managing our clinical trials and the related peer reviewed publication process" as disclosed on page F-12 of your registration statement filed April 15, 2008.

24.   We reissue comment 31. Please tell us where in this section of your prospectus you have disclosed the terms of the consulting agreement with Mr. Blair that you mention on page 51

Consolidated Financial Statements

25.   Please include any updated financial statements necessary to comply with Rule 8-08 of Regulation S-X.

Consolidated Balance Sheets, page F-2

26.   Refer to our prior comment 34. We note from your response that you have made some significant assumptions in order to classify your liabilities associated with your warrants as noncurrent. If that is the case, then please expand your critical accounting estimate disclosures in Management's Discussion and Analysis to include the assumptions you employed to determine the classification of the warrant liabilities. For further guidance, please see Section V of our Release 33-8350.

Note 1 – Significant Accounting Policies, page F-9

Net Loss per Share, page F-11

27.   Refer to prior comment 37. We reissue this comment since we continue to have concerns regarding your presentation and accounting for your Series A – 10% Convertible Preferred Stock. Please reconsider your response to this prior comment after responding to our other comments related to the Series A - 10% Convertible Preferred Stock.

Fair Value of Financial Instruments, page F-12

28.   Refer to prior comment 39 and Note 7 on page F-19 and we have following
       additional comment.

       •   We note from your response and disclosure that "The fair value of [your]
            servicing liabilities represents the present value of the excess of [your] cost of
            servicing over the servicing fees received. [You] determine the fair value by
            calculating all costs associated with billing, collecting, maintaining, and
            providing customer service during the expected life of the securitized credit
            card receivable balances. [You] discount the amount of these costs in excess
            of the servicing fees over the estimated life of the receivables sold. The
            discount rate and estimated life assumptions used for the present value
            calculation of the servicing liability are consistent with those used to value the
            certificates and retained interests". Please explain to us about the facts and the
            circumstances about your securitized credit card receivable balances and how
            you accounted for them in greater detail. Please cite the applicable U.S.
            GAAP that supports your conclusions.

29.   Please refer to prior comment 40. We noted your response to our comment and
       believe the changes made to your filing in response to it are not entirely clear.
       For example,

       •   tell us what you mean by the disclosures "The Company does measure the fair
            value of any of its assets." in the "Financial Instruments Measured at Fair
            Value" section on page 40 and

       •   clarify disclosures in the "Derivative Contracts" section on page 41 about the
            valuation techniques and factors used as well as the nature of the judgments
            made by management in the valuation process.

Note 6 – Redeemable Securities, page F-40

Series A – 10% Convertible Preferred Stock, page F-41

30.   Refer to prior comment 42. We believe you have not yet satisfactorily explained
       to us how you accounted for and valued the Series A — 10% Convertible stock
       and warrants. For example,

       •   You indicate "After discussion with the SEC staff and upon further review,
            we determined SFAS No. 133 and EITF 98-5 and EITF 00-27 were not
            applicable in accounting for and disclosing the issuance of the Series A
            Preferred stock." This statement needs to be supported with a detailed
            analysis of each appropriate section of the referenced literature in order for us

to be able to understand your accounting for and presentation of the referenced securities.

- You indicate "…you determined the Series A shares are conditionally redeemable preferred shares, not within the scope of SFAS No. 150, and therefore classified outside of equity" but you continue to present the security as a liability. Tell us how this complies with SFAS 150 and EITF D-98 (last discussed March 12, 2008), including paragraphs 38 and 39 thereof.

- You indicate "(you) elected to classify the Series A shares as debt and have accounted and report the accrued dividends as interest expense." As previously requested, please tell us the specific U.S. GAAP that supports your accounting and presentation for the security as well as dividends/accretion thereon. Tell us how your response considers the aforementioned paragraphs of EITF D-98.

- You indicate "After discussion with the SEC staff and further review, the Company determined the guidance provided in SFAS No. 150 did not apply to the accounting and recording of the fair value of the liabilities arising from the issuance of warrants in connection with the placement of the Series A Shares. We represent and acknowledge the Company has accounted for and disclosed the liabilities arising from the issuance of the warrants in accordance with EITF 00-19." This statement also needs to be supported with a detailed analysis of each appropriate section of the referenced literature in order for us to be able to understand your accounting for and presentation of the referenced securities.

Revise the disclosures in your filing as necessary based on our comment.

Exhibit 3.1

31.   We note exhibit 3.1, filed in response to comment 44; however, please re-file the exhibit to include the certificate of amendment reflecting your name change from E.P. Floors to Marine Park Holdings.

Exhibit 16.1

32.   We reissue prior comment 45. Because you have provided the disclosure in this registration statement, exhibit 16 should refer to the disclosure in this registration statement, not the disclosure in another filing.

Exhibit 10.21

33.   Please re-file this agreement with Exhibit A.

Form 10-Q for the Quarter Ended March 31, 2008, filed May 15, 2008

Item 4T. Controls and Procedures, page 25

34.   Please refer to prior comment 49. We requested that you clarify whether your principal executive officer and principal financial officer have participated in the evaluation of the effectiveness of disclosure controls and procedures. Yet, your disclosure still does not address our concern. Explain to us how your management with participation of principal executive and principal financial officers concluded the effectiveness of your disclosure controls and procedures as of March 31, 2008. Please revise your future filings as appropriate.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Staff Accountant Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Marc Ross, Esq.
        Sichenzia Ross Friedman Ference LLP